VF 1-24-02



UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 49130

[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III



U.S. POST OFFICE
DELAYED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northern Capital Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Brickstone Square
(No. and Street)

Andover (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Oldaker 978-475-8525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liberfarb & Sussman
(Name — if individual, state last, first, middle name)

11 Vanderbilt Avenue (Address) Norwood (City) MA (State) 02062 (Zip Code)

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, David Oldaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Capital Securities Corporation, as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Katherine McTaylor
Notary Public

12/3/2001

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 210, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Northern Capital Securities Corporation
Andover, MA

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Norwood, Massachusetts
November 20, 2001

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2001

ASSETS

Cash	$	73,136
Deposit with clearing organization		25,000
Receivable from broker-dealers and clearing organizations		27,733
Deferred tax asset		3,200
	$	129,069

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	14,848
Due to related entity		57,922
		72,770
Stockholder's equity:		
Common stock, no par value, authorized 200,000 shares		
100 shares outstanding		15,000
Additional paid-in capital		25,000
Retained earnings		16,299
Total stockholder's equity		56,299
	$	129,069

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2001

Revenues:	
Commissions	$ 454,345
Interest	161
	454,506
Expenses:	
Employee compensation and benefits	161,527
Other expenses	292,523
	454,050
Income before income taxes	456
Income taxes	456
Net income	$ -

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at November 1, 2000	$ 15,000	$ 25,000	$ 16,299	$ 56,299
Net income			-	-
Balance at October 31, 2001	$ 15,000	$ 25,000	$ 16,299	$ 56,299

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended October 31, 2001

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in Receivable from broker-dealers and clearing organizations	(19,057)
Decrease in Accounts payable, and accrued expenses	(3,063)
Net cash used for operating activities	(22,120)
Cash Flows From Investing Activities	
None	
Cash Flows From Financing Activities	
Advance from related entity	64,783
Increase in cash	42,663
Cash at beginning of the year	30,473
Cash at end of the year	$ 73,136

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statemnt of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company was incorporated in Massachusetts on February 16, 1996, to provide a sales and distribution channel for the securities belonging to clients of Northern Capital Advisors Corporation, a related corporation, and other retail clients. The Corporation functions as a securities broker-dealer, and is licensed to sell client's securities directly or through syndication with other NASD broker-dealers.

The Company maintains its books on the settlement date basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

Income taxes consist of the following:

	State	Total
	$ 456	$ 456

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

OCTOBER 31, 2001

NOTE 3 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $53,043 at October 31, 2001, which exceeded required net capital of $5,000 by $48,043. The ratio of aggregate indebtedness to net capital at October 31, 2001 was 137.19%.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, Northern Capital Advisors Corporation, (NCAC). The related party charged $142,022 for these services for the fiscal year ending October 31, 2001. At October 31, 2001 the Company owed $57,922 to the related party. The Company and NCAC have a common shareholder, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 - CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 210, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Northern Capital Securities Corporation
Andover, MA

We have audited the accompanying financial statements of Northern Capital Securities Corporation for the year ended October 31, 2001, and have issued our report thereon dated November 20, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
November 20, 2001

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2001

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 14,848	
Due to related entity	57,922	
TOTAL AGGREGATE INDEBTEDNESS	$ 72,770	
NET CAPITAL:		
Common stock		$ 15,000
Additional paid-in capital		25,000
Retained earnings		16,299
		$ 56,299
ADJUSTMENTS TO NET CAPITAL:		
Deferred tax asset		(3,200)
12 b-1 fees		(56)
Net Capital, as defined		$ 53,043
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 48,043
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		137.19%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 56,298
Net audit adjustments	1
Increase in non-allowables and haircuts	(3,256)
Net capital per above	$ 53,043

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

OCTOBER 31, 2001

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

NORTHERN CAPITAL SECURITIES CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

OCTOBER 31, 2001

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2001

Northern Capital Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 210, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
Northern Capital Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Northern Capital Securities Corporation. (the Company), for the year ended October 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at October 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
November 20, 2001